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December 17, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Schwab Capital Trust Post-Effective Amendment No. 121 to Registration Statement on Form N-1A (File Nos. 33-62470 and 811-7704)

Ladies and Gentlemen:

Our client, Schwab Capital Trust (the “Trust”), has enclosed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), Post-Effective Amendment (“PEA”) No. 121 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the Securities Act and Amendment No. 122 to the Registration Statement under the Investment Company Act of 1940, as amended (“1940 Act”). This filing is being made for the purpose of incorporating certain changes to the Schwab Large-Cap Growth Fund, Schwab Small-Cap Equity Fund and the Laudus Small-Cap MarketMasters Fund (together, the “Funds”). In particular, with respect to the Schwab Large-Cap Growth Fund and Schwab Small-Cap Equity Fund, the changes relate to certain modifications to the non-fundamental investment policies adopted by those Funds pursuant to Rule 35d-1 under the 1940 Act. For the Laudus Small-Cap MarketMasters Fund, the changes relate to the addition of a new investment manager for the Fund.

As counsel to the Trust, we hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that this PEA 121 receive selective review from the Securities and Exchange Commission and its staff of the changes to the Funds contained herein because the additional disclosures set forth in this PEA 121 are “not substantially different”1 from the disclosures that the Trust previously filed in PEA No. 112 to the Trust’s registration statement on Form N-1A.

Please contact Stephen Cohen at (202) 261-3304 or me at (202) 261-3305 with any questions or comments.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick

[1]	See Investment Company Act Rel. No. 13768.